Edwards & sabo, llp

Attorneys at Law
128 S. Tejon Street, Suite 310
Colorado Springs, Colorado 80903
719/634-6620; 719/634-3142 (Facsimile)

October 10, 2002

SEC
Central Regional Office
1801 California Street, Suite 4800
Denver, CO 80202-2648

RE:	3Si Holdings, Inc. Registration Statement on Form SB-2 Filed December 22, 2000 File No. 333-52580

To Whom it May Concern:

Please consider this letter a formal request for withdrawal of the above referenced Registration Statement. Effective immediately hereon.

Thank you for your prompt and courteous attention to this matter. If you should have any questions concerning this request, please do not hesitate to contact me.

Best Regards,

/s/ Daniel P. Edwards
Daniel P. Edwards Counsel to 3Si Holdings, Inc.